Flora Growth Corp.
198 Davenport Road
Toronto, Ontario M4R 1J2

November 17, 2021

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Office of Life Sciences
Washington, D.C. 20549

Attention:  Alan Campbell

Re:	Flora Growth Corp. (the “Company”) Registration Statement on Form F-1 File No. 333-261123 (the “Registration Statement”)
Dear Mr. Campbell:
The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. on November 18, 2021, or as soon thereafter as practicable.
The Company hereby acknowledges the following:
•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Rebecca DiStefano at (954) 768-8221 from the Company’s U.S. counsel, Greenberg Traurig, P.A.
[Signature page follows]

Very truly yours,

FLORA GROWTH CORP.

By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

[Signature Page to Acceleration Request]